Mail Stop 4561

September 9, 2008

Mr. G. Lynn Boggs
Chief Executive Officer
Goldleaf Financial Solutions, Inc.
350 Technology Parkway
Norcross, GA 30071

> **Re: Goldleaf Financial Solutions, Inc.**
> **Form 10-K**
> **Filed on March 18, 2008**
> **File No. 000-25959**

Dear Mr. Boggs:

We have reviewed your response letter dated August 15, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2008.

Form 10-K For the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Organization and Significant Accounting Policies

Goodwill, Intangible and Other Assets, page F-12

1.   We note from your response to prior comment 1 that you used both the income and market approaches in determining the estimated fair value of your two reporting units. Please tell us which method or weighting assigned to each method resulted in the estimated fair value used in your analysis. Further, demonstrate how your methodology results in values similar to those resulting from a discounted cash flows method and captures the elements outlined in paragraph 23 of Concepts Statement 7. Refer to paragraph B155 of SFAS 142.

2.   Clarify whether the reporting units referred to in your response are the same as the reportable segments disclosed in Note 21 on page F-32 and if not, explain how they differ. In addition, refer to the tabular presentation contained in your response to prior comment 1 and explain the reason for the difference between the carrying values presented and those disclosed in Note 21.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant